                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                             GENCOR INDUSTRIES, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    368678108
                                 (CUSIP Number)


      Harvey Houtkin, 160 Summit Avenue, Montvale, NJ 07645 (201) 782-0888
      --------------------------------------------------------------------
             Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications


                                December 1, 2003
            ------------------------------------ ------------------
             (Date of Event Which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of oo240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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1.       Names of Reporting Persons.  Harvey Houtkin
         I.R.S. identification Nos. Of above persons (entities only).
                  N/A

2.       Check the Appropriate Box if a Member of a Group
         (a)_____________
         (b)_____________

3.       SEC Use Only

4.       Source of Funds.  PF, WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e). N/A

6.       Citizenship or Place of Organization.   United States

Number of                  5.  Sole Voting Power
Shares Bene-                        852,654
ficially Owned             6.  Shared Voting Power
by Each Report-                     1,079,871
ing Person With:           7.  Sole Dispositive Power
                                    852,654
                           8.  Shared Dispositive Power
                                    1,079,871

9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,932,525

10.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

11.      Percent of Class Represented by Amount in Row (11)
                  28.1%

12.      Type of Reporting Person.  IN


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ITEM 1.
                           Class A Common Stock

                           Gencor Industries, Inc.
                           5201 North Orange Blossom Trail
                           Orlando, FL 32810
ITEM 2.
         (a)      Name of Person Filing:
                           Harvey Houtkin
         (b)      Residence or business address:
                           160 Summit Avenue, Montvale, NJ 07645
         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
                           Chief Executive Officer, Domestic Securities, Inc., an NASD registered broker/dealer located at 160 Summit Avenue, Montvale, New Jersey 07645
         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:
                           None
         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

                           In June 2001 Mr. Houtkin entered into a consent agreement with the National Association of Securities Dealers, Inc. in connection with charges that, among other things, Mr. Houtkin violated Article III,
                           Section 3 of the NASD By-Laws, NASD Rules 1031, 2110, 2210 and 9522 and Section 15B(6)(B)(ii) of the Securities Exchange Act of 1934 in connection with registration and communications with the public practices. Mr. Houtkin was suspended in all capacities for 15 days and in a principal and supervisory capacity for 105 days and fined $50,000.
         (f)      Citizenship:
                           United States

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                           Personal Funds as to stock held by Harvey Houtkin, his wife Sherry Houtkin and his son Stuart Houtkin; Working Capital as to stock held by Attain Technology, Inc.; and Working Capital in the case of Domestic Securities, Inc.


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ITEM 4.           PURPOSE OF TRANSACTION.

                           Mr. and Mrs. Houtkin, their son Stuart and Attain Technology, Inc. purchased stock of the issuer for investment purposes. Domestic Securities, Inc. is a market maker in the stock and purchased the stock for its market making activities as well as for investment purposes. Each of such parties believes that Gencor's tender offer price is grossly inadequate and that the tender offer is therefore not in the best interests of the public shareholders. It is the intention of such parties to accumulate enough shares to block the tender offer from being completed.

                  Describe any plans or proposals which the reporting persons may have which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer:

                                    Mr. and/or Mrs. Houtkin and/or their son
                                    Stuart may purchase additional shares of the issuer's stock. Domestic Securities, Inc.
                                    is a market maker in the issuer's stock, trades the stock actively each day and has and will accumulate additional shares because management believes the tender offer price to be grossly inadequate.

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries:

                                    The issuer has proposed taking the issuer private and has issued tender offer documents to such effect. Each of Mr. and Mrs. Houtkin, Stuart Houtkin, Attain Technology, Inc. and Domestic Securities, Inc. believe that the tender offer is not in the best interests of the public shareholders and the tender offer price is grossly inadequate.

                  (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

                                    None

                  (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:

                                    None

                  (e) Any material change in the present capitalization or dividend policy of the issuer:

                                    None

                  (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940:

                                    None

                  (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person:

                                    None

                  (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association:

                                    None


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                  (i)      A class of equity securities of the issuer becoming
                           eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Act:

                                    None

                  (j)      Any action similar to any of those enumerated above:

                                    None.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) State the aggregate number and percentage of the class of securities of the issuer identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the
                  Act:

                  Amount beneficially owned: 1,634,767 shares (includes 467,358 shares owned by Mr. Houtkin's wife Sherry Houtkin, as to which Mr. Houtkin disclaims beneficial ownership); 45,237 shares owned by Mr. Houtkin's son Stuart; 30,000 shares owned by Attain Technology, Inc., of which Mr. Houtkin is vice president/secretary, a director and a 50 percent indirect beneficial owner, and 240,518 shares owned by Domestic Securities, Inc., of which Mr. Houtkin is chief executive officer, secretary, a director and a 50 percent indirect beneficial owner.
                  Percent of class          23.7%

         (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by item 2 with respect to each person with whom the the power to vote or to direct the vote or to dispose or direct the disposition is shared:


                  Sole power to vote or to direct the vote                       852,654

                  Shared power to vote or to direct the vote                     782,113
                           Shared with the co-director of Domestic
                           Securities, Inc., Mark Shefts                         537,276

                           Shared with the co-director of Attain Tech-
                           nology, Inc., Mark Shefts
                                                                                  30,000

                           Owned by Sherry Houtkin, Mr. Houtkin's wife           467,358

                           Owned by Stuart Houtkin, Mr. Houtkin's son             45,237
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                  Sole power to dispose or to direct the disposition of          852,654

                  Shared power to dispose or to direct the disposition of        782,113
                           Shared with the co-director of Domestic
                           Securities, Inc., Mark Shefts                         537,276

                           Shared with the co-director of Attain Tech-
                           nology, Inc., Mark Shefts                              30,000

                           Owned by Sherry Houtkin, Mr. Houtkin's wife           467,358

                           Owned by Stuart Houtkin, Mr. Houtkin's son             45,237


         (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (ss. 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

                  All of the following transactions were effected for Domestic Securities,Inc. as a market maker on the Pink Sheets

                    Date        Type        Amount       Price
                    ----        ----        ------       -----
                  10/3/03         B         1,000    $2,350.00
                  10/3/03         B         4,000     9,400.00
                  10/7/03         B         1,100     2,475.00
                  10/7/03         B         1,700     3,825.00
                  10/8/03         B         1,000     2,250.00
                  10/9/03         B           967     2,175,75
                  10/9/03         B         5,000    12,000.00
                  10/9/03         B           900     2,250.00
                  10/9/03         B         3,500     8,750.00
                  10/9/03         B         1,000     2,550.00
                  10/9/03         B         2,800     7,700.00
                  10/9/03         B           500     1,475.00
                  10/9/03         B           500     1,400.00
                  10/9/03         B         1,500     4,125.00


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                  10/9/03         B         2,500     6,875.00
                  10/9/03         B         1,500     4,125.00
                  10/9/03         S         1,000     2,950.00
                  10/10/03        B           500     1,375.00
                  10/10/03        B           700     1,890.00
                  10/10/03        B           900     2,430.00
                  10/10/03        S         6,800    19,584.00
                  10/10/03        B         6,000    17,100.00
                  10/10/03        B         9,100    25,935.00
                  10/10/03        B           500     1,475.00
                  10/10/03        B           500     1,500.00
                  10/13/03        B         1,700     4,930.00
                  10/13/03        B           500     1,500.00
                  10/14/03        B           300       870.00
                  10/14/03        B           800     2,230.00
                  10/14/03        B           200       570.00
                  10/14/03        B         1,000     2,900.00
                  10/14/03        B         1,000     2,900.00
                  10/15/03        B         1,500     4,425.00
                  10/15/03        B         1,000     2,850.00
                  10/15/03        B           100       300.00
                  10/16/03        B         2,000     5,600.00
                  10/16/03        B         2,000     5,400.00
                  10/16/03        B           500     1,350.00
                  10/16/03        B         1,700     4,845.00
                  10/16/03        B         1,500     4,275.00
                  10/17/03        B         1,000     2,800.00
                  10/20/03        B         1,500     4,050.00
                  10/20/03        B         1,000     2,700.00
                  10/20/03        B           900     2,385.00
                  10/21/03        B         2,000     5,300.00
                  10/22/03        B         1,200     3,120.00
                  10/27/03        B           500     1,325.00
                  10/27/03        B         1,500     3,825.00
                  10/28/03        B         1,000     2,650.00
                  10/30/03        B         2,000     5,400.00
                  11/3/03         B         8,600    23,220.00
                  11/3/03         B         3,000     8,250.00
                  11/4/03         B         7,500    21,375.00
                  11/7/03         B         1,648     4,614.00
                  11/7/03         B         5,000    14,500.00
                  11/7/03         B        14,000    39,900.00
                  11/11/03        B           500     1,400.00
                  11/11/03        B           500     1,350.00
                  11/11/03        B           500     1,375.00


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                  11/14/03        B         1,000     2,850.00
                  11/14/03        B         5,000    14,500.00
                  11/14/03        B         5,009    14,526.00
                  11/14/03        B           500     1,500.00
                  11/14/03        B         3,700    11,285.00
                  11/14/03        B         1,000     3,150.00
                  11/14/03        B         1,000     3,250.00
                  11/14/03        B         2,500     8,000.00
                  11/14/03        B        22,000    69,300.00
                  11/14/03        B         3,000     9,450.00
                  11/14/03        B         1,500     4,650.00
                  11/14/03        B           500     1,575.00
                  11/14/03        B           500     1,575.00
                  11/14/03        B         1,000     3,150.00
                  11/14/03        B         2,500     7,775.00
                  11/14/03        B           500     1,550.00
                  11/14/03        B         1,500     4,725.00
                  11/14/03        B         5,500    17,875.00
                  11/14/03        B         9,500    30,400.00
                  11/14/03        B           500     1,625.00
                  11/14/03        B         4,000    13,000.00
                  11/14/03        B         1,500     4,875.00
                  11/14/03        B        13,000    42,250.00
                  11/14/03        B         1,000     3,250.00
                  11/14/03        B         5,000    16,250.00
                  11/14/03        B         4,200    14,070.00
                  11/14/03        S           500     1,950.00
                  11/14/03        B         5,000    17,250.00
                  11/14/03        B         1,100     3,740.00
                  11/17/03        B         4,200    13,860.00
                  11/17/03        B         8,000    26,400.00
                  11/17/03        B         4,000    13,200.00
                  11/17/03        B         1,000     3,250.00
                  11/17/03        B         2,000     6,400.00
                  11/17/03        B         6,000    19,200.00
                  11/17/03        B         1,000     3,200.00
                  11/17/03        B         2,500     8,000.00
                  11/17/03        B        13,000    41,600.00
                  11/17/03        B         2,500     8,000.00
                  11/17/03        B         1,000     3,200.00
                  11/17/03        B         1,000     3,200.00
                  11/17/03        B         3,000     9,450.00
                  11/17/03        B         2,500     7,875.00
                  11/17/03        B         2,200     7,040.00
                  11/17/03        B         5,000    16,125.00


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                  11/17/03        B         2,000     6,400.00
                  11/17/03        B           500     1,625.00
                  11/18/03        B         2,500     8,000.00
                  11/18/03        B        10,000    32,000.00
                  11/18/03        B         7,000    22,400.00
                  11/18/03        B         1,600     5,080.00
                  11/18/03        B         1,000     3,175.00
                  11/18/03        B         6,060    19,392.00
                  11/18/03        B         1,000     3,175.00
                  11/18/03        B         1,200     3,840.00
                  11/19/03        B         2,000     6,400.00
                  11/19/03        B         6,000    19,200.00
                  11/19/03        B         2,138     6,905.74
                  11/19/03        B         5,000    16,200.00
                  11/19/03        B           500     1,600.00
                  11/19/03        B         2,500     8,000.00
                  11/19/03        B           335     1,075.35
                  11/19/03        B         1,585     5,119.55
                  11/19/03        B         3,000     9,900.00
                  11/19/03        B           100       340.00
                  11/20/03        B         1,000     3,300.00
                  11/21/03        B           500     1,650.00
                  11/21/03        B           500     1,650.00
                  11/21/03        B           500     1,650.00
                  11/21/03        B           500     1,650.00
                  11/24/03        B         4,200    13,860.00
                  11/24/03        B         1,500     4,950.00
                  11/24/03        B         4,000    13,200.00
                  11/24/03        B         1,600     5,280.00
                  11/24/03        B         3,000     9,900.00
                  11/24/03        B         1,100     3,630.00
                  11/24/03        B         6,000    19,800.00
                  11/24/03        B           400     1,320.00
                  11/24/03        B         1,500     4,995.00
                  11/25/03        B         5,000    16,500.00
                  11/25/03        B         4,500    14,850.00
                  11/25/03        B           755     2,491.50
                  11/25/03        B         8,000    26,400.00
                  11/25/03        B         2,500     8,250.00
                  11/25/03        B         5,000    16,250.00
                  11/25/03        B         1,000     3,245.00
                  11/25/03        B         1,000     3,250.00
                  11/25/03        B         2,000     6,440.00
                  11/25/03        B         2,500     8,050.00
                  11/25/03        B         5,000    16,000.00
                  11/26/03        B         1,000     3,175.00
                  11/26/03        B           500     1,575.00
                  11/26/03        B         5,000    15,250.00
                  11/26/03        B           700     2,135.00
                  11/26/03        B         1,000     3,050.00
                  11/26/03        B         2,000     6,100.00
                  11/26/03        B         2,400     7,320.00
                  11/26/03        B         3,400    10,370.00
                  11/26/03        B           500     1,525.00
                  11/26/03        B           400     1,220.00
                  11/26/03        B           600     1,830.00
                  11/26/03        B           800     2,440.00
                  11/26/03        B           500     1,525.00
                  11/26/03        B           350     1,067.50
                  11/26/03        B           800     2,440.00
                  11/26/03        B         2,500     7,635.00
                  11/26/03        B         2,800     8,540.00
                  11/26/03        B           300       915.00
                  11/26/03        B         1,000     3,050.00
                  11/26/03        B         1,000     3,050.00
                  11/26/03        B         1,500     4,575.00
                  11/26/03        B           500     1,550.00
                  11/26/03        S         4,400   -13,639.36
                  11/26/03        B         4,400    13,639.36
                  11/26/03        B         4,400    13,640.00
                  11/28/03        B         3,754    11,637.40
                  11/28/03        B         1,102     3,416.20
                  11/28/03        B         2,000     6,200.00
                  11/28/03        B         1,500     4,695.00
                  11/28/03        B           500     1,555.00
                  12/01/03        B         4,000    12,600.00
                  12/01/03        B           500     1,600.00
                  12/01/03        B           500     1,600.00
                  12/01/03        B           500     1,600.00
                  12/01/03        B         1,601     5,203.25
                  12/01/03        B         6,500    21,450.00
                  12/01/03        B         9,200    30,360.00
                  12/01/03        B         4,500    14,760.00
                  12/01/03        B         5,800    19,140.00
                  12/01/03        B         6,500    21,255.00
                  12/01/03        B        11,000    36,080.00
                  12/01/03        B        15,178    49,783.84
                  12/01/03        B         7,500    24,600.00
                  12/01/03        B         1,000     3,279.00
                  12/01/03        B        14,600    47,888.00
                  12/01/03        B         8,000    26,240.00


         (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                  Shares owned by Domestic Securities, Inc. and Attain Technology, Inc., and the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the issuer, are shared equally by the co-directors of Domestic, Mark Shefts and Harvey Houtkin.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

         None.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None

                                   SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   December 1, 2003
                                          -------------------------------
                                                           Date

                                                     s/Harvey Houtkin
                                          -------------------------------
                                                     Signature